GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1792/02/LTR

02049965

9 September 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 30 August 2002 (Half Year Financial Statement and Dividend Announcement);

(ii) Announcement dated 30 August 2002 (S$700,000,000 Medium Term Note Programme - Series No. 011 for S$50,000,000 3.50% per annum Unsecured Fixed Rate Notes Due 2004/Series No. 017 for S$30,000,000 3.38% per annum Unsecured Fixed Rate Notes Due 2005);

(iii) Announcement dated 4 September 2002 (Additional Information on the Half Year Results for the six months ended 30 June 2002);

(iv) Announcement dated 6 September 2002 (Millennium & Copthorne Hotels plc – Appointment of Non-Executive Director); and

dlw 9/13

/2..

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

(v) Announcement dated 6 September 2002 (Millennium & Copthorne Hotels plc – Appointment of Deputy Chairman and Senior Independent Non-Executive Director).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877 Fax: (65) 6225 4959 / Writers' DDI : 68778278

BEST AV

CITY DEVELOPMENTS LIMITED

Announcement Of Appointment Of Deputy Chairman and Senior Independent Non-Executive Director of Subsidiary Company, Millennium & Copthorne Hotels plc

Date of appointment:	21/05/2002
Name:	The Viscount Thurso
Age:	48
Country of principal residence:	United Kingdom
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	June 2001 - Present Member of Parliament, United Kingdom Sept 1995 - June 2001 Managing Director & Chief Executive Officer, Fitness & Leisure Holdings Limited March 1992 - Sept 1995 Chief Executive Officer, Granfel Holdings Limited

Other directorships

Past (for the last five years)

Mosimann's Limited
Orion Properties Limited
Walker Greenbank Plc
Fitness & Leisure Holdings Limited
Champneys Group Limited
Kintbury Properties Limited
Highland Fantasia Limited
Caithness Sports Facilities Limited
Savoy Group Plc
Royal Olympic Cruiselines

Present

Ulbster Holdings Limited
Sinclair Family Trust Limited
Lochdhu Hotels Limited
Thurso Fisheries Limited
Ulbster Estates Sporting Limited
Profile Recruitment & Selection Limited
International Wine & Spirit Competition Limited
Indoor Golf Clubs Plc

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?

Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?

Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?

Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?

Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?

Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?

Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?

Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?

Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?

Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?

Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?

Yes ● No

Submitted by Enid Ling Peek Fong, Company Secretary on 06/09/2002 to the SGX

CITY DEVELOPMENTS LIMITED

Announcement Of Appointment Of Non-Executive Director of Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C")

Date of appointment:	21/05/2002
Name:	Charles W. Kirkwood
Age:	66
Country of principal residence:	United States of America
Whether appointment is executive, and if so, the area of responsibility:	No
Working experience and occupation(s) during the past 10 years:	<u>1999 - 2000</u> Consultant to Rosewood Hotels & Resorts <u>1977 - Present</u> President of Shawnee Holding, Inc.. Main duty and responsibility - to run hotel company

<u>Other directorships</u>

Past (for the last five years)

None

Present

Shawnee Development, Inc.
Pennsylvania General Energy

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	Beneficial owner of Shawnee Holding, Inc., which owns a resort and golf course in the United States but not near the vicinity of hotels owned by M&C.

<u>Declaration by a Director, Executive Officer or Controlling Shareholder</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
Yes ● No

Submitted by Enid Ling Peek Fong, Company Secretary on 06/09/2002 to the SGX

Additional information on the Half Year Results for the six months ended 30 June 2002

Further to our announcement of the half year results for the City Developments Limited Group for the six months ended 30 June 2002, the Company wishes to provide the following additional information in response to queries raised by the Singapore Exchange Limited on 2 September 2002:-

a) Factors contributing to changes in the following items:-

i) Other income including interest income (decreased by 49%)

-The reduction is mainly due to decrease in interest income resulting from lower interest rates and no exchange gains for the first half of 2002.

ii) Interest on borrowings (decreased by 18.7%)

- Interest declined mainly as a consequence of reduction in the average interest rates.

iii) Income derived from associated companies (decreased by 40.7%)

- This is mainly the result of reduced profit contribution from a development project undertaken by an associated company which was completed in late 2001.

b) Set out below is a breakdown of cash flows from the operating activities of the Group:-

	Group	
	30.6.2002	**30.6.2001**
	$'000	**$'000**
Cash flows from operating activities		
Net profit before tax and minority interests	128,186	186,312
Adjustments for:		
Depreciation and amortisation	110,367	97,048
Finance costs	97,363	119,795
Others	(59,427)	(53,247)
Operating profit before working capital changes	276,489	349,908
Changes in working capital		
Development properties	170,793	(273,177)
Stocks, trade and other receivables	(18,126)	110,485
Related corporations	(23,122)	(44,222)
Trade and other payables	(4,833)	(41,785)
Increase/(decrease) in working capital	124,712	(248,699)
Net cash from operating activities	401,201	101,209

Explanation for material variances:-

- *Depreciation and amortisation:-*

  The increase of $13.3 million for the first half of 2002 when compared with that of the previous corresponding period is primarily due to additional capital expenditure incurred by the hotel sector.

- *Development properties:-*

  The increase in cash flow of $171 million for the first half of 2002 is primarily due to higher progress payments receivable.

  In the previous corresponding period, the cash flow reduced mainly on account of development costs incurred on various development properties.

- *Stock, trade and other receivables:-*

  The reduction in cash flow of $18 million for the first half of 2002 is mainly due to progress payments receivable. In the first half of 2001, the increase in cashflow is mainly due to refund of deposits placed for land acquisitions.

c) In the announcement made on 27 March 2002 of the Full Year Results for the year ended 31 December 2001, the Company had commented on prospects for the Group for the full year 2002 by stating that "Barring unforeseen circumstances, the Group is expected to perform much better in 2002". Whilst the Group's attributable profit for the first half of 2002 of $70.7 million represented a 27.2% reduction against that of the corresponding period in 2001 (restated $97.1 million), it is higher than the Group's attributable full year profit for 2001 of $41.6 million. The performance of the Group for the first half of 2002 is in line with the Company's commentary in March 2002 for the full year 2002. As mentioned in the recent announcement for the Half Year Results for the six months ended 30 June 2002, the Group should remain profitable in the second half of the year with the recovery in the Singapore economy and better sentiment in the residential property sector as well as the expected improvement in its hotel subsidiary.

Submitted by Enid Ling Peek Fong, Company Secretary on 04/09/2002 to the SGX

S$700, 000, 000 Medium Term Note Programme (the "Programme")
1. Series No. 011 for S$50, 000, 000 3.50% per annum Unsecured Fixed Rate Notes Due 2004
2. Series No. 017 for S$30, 000, 000 3.38% per annum Unsecured Fixed Rate Notes Due 2005

We refer to the following unsecured fixed rate notes which were issued pursuant to the S$700,000,000 Medium Term Note Programme of City Developments Limited and pursuant to Rule 747 of the Listing Manual, we hereby announce that:

1. Interest at the fixed rate of 3.50% per annum for the S$50,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2004 (the "Series No. 011 Notes") issued on 2 March 2001 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 2 September 2002 in respect of the interest period from 2 March 2002 up to but excluding 2 September 2002.

2. Interest at the fixed rate of 3.38% per annum for the S$30,000,000 in principal amount of Unsecured Fixed Rate Notes Due 2005 (the "Series No. 017 Notes") issued on 4 March 2002 and listed on the Singapore Exchange Securities Trading Limited, will be paid on 4 September 2002 in respect of the interest period from 4 March 2002 up to but excluding 4 September 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 30/08/2002 to the SGX

CITY DEVELOPMENTS LIMITED

Half Year Financial Statement And Dividend Announcement

Financial statements for the six months ended 30 June 2002.
These figures have not been audited.

		Group			Company		
		S$'000		%	S$'000		%
		6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)	6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)
1.(a)	Turnover	1,109,239	1,164,232	(4.7)	197,204	210,844	(6.5)
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(525,909)	(553,687)	(5.0)	(111,137)	(98,570)	12.7
1.(c)	Gross profit/loss	583,330	610,545	(4.5)	86,067	112,274	(23.3)
1.(d)	Investment income	0	0	0	0	0	0
1.(e)	Other income including interest income	19,627	38,488	(49.0)	11,529	27,424	(58.0)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items	322,332	380,233	(15.2)	79,113	122,840	(35.6)
2.(b)(i)	Interest on borrowings	(97,363)	(119,795)	(18.7)	(18,958)	(26,407)	(28.2)
2.(b)(ii)	Depreciation and amortisation (1)	(110,367)	(97,048)	13.7	(7,664)	(7,235)	5.9
2.(c)	Exceptional items (provide separate disclosure of items)	0	0	0	0	0	0

		Group			Company		
		S$'000		%	S$'000		%
		6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)	6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, and exceptional items	114,602	163,390	(29.9)	52,491	89,198	(41.2)
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	13,584	22,922	(40.7)	0	0	0
2.(f)	Operating profit before income tax	128,186	186,312	(31.2)	52,491	89,198	(41.2)
2.(g)	Less income tax (Indicate basis of computation) (2)	(48,564)	(52,887)	(8.2)	(13,942)	(23,675)	(41.1)
2.(g)(i)	Operating profit after tax before deducting minority interests	79,622	133,425	(40.3)	38,549	65,523	(41.2)
2.(g)(ii)	Less minority interests	(8,930)	(36,345)	(75.4)	0	0	0
2.(h)	Operating profit after tax attributable to members of the company	70,692	97,080	(27.2)	38,549	65,523	(41.2)
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	0	0	0	0
2.(i)(ii)	Less minority interests	0	0	0	0	0	0
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	0	0	0	0

	Group			Company		
	S$'000		%	S$'000		%
	6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)	6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)
2.(j) Operating profit after tax and extraordinary items attributable to members of the company	70,692	97,080	(27.2)	38,549	65,523	(41.2)

Comparative figures have been restated to conform with the current period's presentation (refer item 13(a)).

Group Figures

		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	7.18%	11.46%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	1.89%	2.56%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:-		
	(i) Based on weighted average number of ordinary shares in issue (3)	8.8 cents	12.1 cents
	(ii) On a fully diluted basis	NA	NA
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on (4)	$4.65	$4.72

3.(e) To provide an analysis of expenses based on their function within the group for the current and previous corresponding period

	<------------ Group ------------->		<----------- Company --------->	
	6 mths ended 30.6.2002 S$'000	6 mths ended 30.6.2001 S$'000	6 mths ended 30.6.2002 S$'000	6 mths ended 30.6.2001 S$'000
Operating profit [item 2(a) above] is stated after charging the following:-				
Administrative expenses (excluding depreciation)	102,598	104,888	13,541	13,768
Other operating expenses (excluding amortisation)	178,027	163,912	4,942	3,090
	280,625	268,800	18,483	16,858

Explanatory Notes to Financial Statements

	<------------ Group ------------>		*<------------ Company ------------>*	
	6 mths ended 30.6.2002 S$'000	*6 mths ended 30.6.2001 S$'000*	*6 mths ended 30.6.2002 S$'000*	*6 mths ended 30.6.2001 S$'000*
(1) Depreciation and amortisation				
(refer item 2(b)(ii))				
Depreciation	*107,831*	*94,780*	*7,402*	*6,935*
Amortisation	*2,536*	*2,268*	*262*	*300*
	110,367	*97,048*	*7,664*	*7,235*

***(2) Income tax** (refer item 2(g))*

Income tax is derived at by applying the varying statutory tax rates of the different countries in which the Group operates on its taxable profit and taxable temporary differences.

(3) Earnings per ordinary share

The calculation of basic earnings per ordinary share (refer to item 3(c)(i)) is based on operating profit after tax and minority interests before extraordinary items of $70,692,000 (restated 2001 : $97,080,000) and 801,021,724 ordinary shares in issue.

(4) Net tangible asset backing per ordinary share

Net tangible asset backing per ordinary share (refer to item 3(d)) is based on book value of our assets in accordance with the Group's accounting policy.

Item 4 is not applicable to interim results

	Group			Company		
	S$'000		%	S$'000		%
	6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)	6 mths ended 30.6.2002	6 mths ended 30.6.2001 (Restated)	Increase/ (Decrease)
4.(a) Sales reported for first half year						
4.(b) Operating profit [2(g)(i) above] reported for first half year						
4.(c) Sales reported for second half year						
4.(d) Operating profit [2(g)(i) above] reported for second half year						

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

Taxation is based on profit for the period adjusted for items disallowed for tax purposes. The tax charge for the Group includes an overprovision of $129,000 (2001: overprovision of $4,949,000) in respect of prior years.

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Not Applicable

5.(d) Any other comments relating to Paragraph 5

Item 5(c) relates to profit on sale of long term equity investments only.

6. Segmental Results

Group	<------ 6 months ended 30.6.2002 ------> Turnover S$'000	Profit/(Loss) before net interest and tax S$'000	Profit/(Loss) before tax S$'000	<------ 6 months ended 30.6.2001 ------> Turnover S$'000	Profit/(Loss) before net interest and tax S$'000	Profit/(Loss) before tax S$'000
By Business Segments						
Property Development	246,825	98,707	94,461	239,380	84,976	78,841
Hotel Operations	732,779	75,246	23,282	786,467	151,662	95,058
Rental	107,850	46,930	29,950	107,866	44,034	20,408
Others	21,785	(10,491)	(19,507)	30,519	(3,360)	(7,995)
	1,109,239	210,392	128,186	1,164,232	277,312	186,312
By Geographical Segments						
East and South East Asia	568,144	158,566	121,206	568,983	165,852	123,232
North America and Europe	465,537	36,836	(5,696)	521,352	99,953	55,326
Australia and New Zealand	75,558	14,990	12,676	73,897	11,507	7,754
	1,109,239	210,392	128,186	1,164,232	277,312	186,312

7.(a) Review of the performance of the company and its principal subsidiaries

The Group achieved turnover of $1.11 billion for the six-month period under review, against $1.16 billion in first half of 2001. After-tax profit was $70.7 million for the period ended 30 June 2002 compared to $97.1 million (restated) for the previous corresponding period. Earnings per share was 8.8 cents (restated 2001: 12.1 cents).

Unlike other Singapore listed property companies, the Group continues to adopt a prudent accounting policy in depreciating its investment properties. Total depreciation charge, including depreciation on investment properties, is $107.8 million in the first half of 2002 (2001: $94.8 million). A substantial part of the increase totalling $12 million over first half of 2001 is attributable to additional depreciation in respect of hotel properties.

The lower performance of the Group is principally due to reduced contribution from the hotel subsidiary as a result of the events of September 11 ("9/11"), and increased depreciation charge as well as impact of currency and translation movements. However, the Group's core property business has improved by 25% at pre-tax level as compared with the previous corresponding period.

PROPERTY

In the aftermath of 9/11, some developers panicked and immediately slashed their prices. The Group however remained calm and took time to assess the situation. After due consideration, the Group successfully launched our Nuovo Executive Condominium in November 2001. This helped to kick-start active buying interests in the residential property sector.

The impact of the off-budget measures introduced by the Government in the last quarter of 2001, together with the newly introduced Deferred Payment Scheme and the continued slashing of prices by some developers, have propelled sales volume in the industry to around 3,800 units in the first quarter of 2002, improving significantly market sentiment.

When news of the impending CPF changes affecting properties surfaced in late March 2002, sentiments were dampened and purchasers turned cautious, adopting a wait-and-see attitude. Consequently, sales volume in the second quarter slowed down to around 1,860 units.

For the period under review, the Group launched 117 units in Phase 2 of its Goldenhill Park Condominium and 301 units in Phase 2 of Changi Rise Condominium. In total, more than 450 units were sold in the first half of 2002 which included some remaining units from projects launched before the period under review. In late June, the Group successfully launched 42 units of Phase 1 Goldenhill Villas, a landed housing project, with 70% sales in the first week.

The subdued economic climate, aggravated by the various mergers & acquisitions and corporate restructuring exercises, has taken its toll on office occupancy and rental. Despite 86.9% occupancy rate in core CBD, landlords resorted to serious rental reduction. Notwithstanding continuing pressure on office rental, the Group managed to maintain its rental income level and improve pre-tax rental profit as a result of effective cost control measures and property tax concessions granted by the Government.

In May 2002, the Group together with AIG, successfully tendered for the URA Marina White Site which will yield approximately 1.27 million sq. ft. of floor space. The total price of $288.9 million or $227 psf is a current record low. This site gives flexibility for a mixed development comprising residential, commercial and hotel components. This development is intended for sale and we have received enquiries from some interested parties for this project.

HOTEL

Since January 2002, our subsidiary Millennium & Copthorne Hotels plc ("M&C") has been in the recovery mode and its performance for the first half has far exceeded that of the second half of last year. This reflected the benefits of our prompt and effective response to prevailing markets conditions, especially the speed with which we reduced costs.

In June 2002, M & C made an unconditional cash offer for all the issued shares in Republic Hotels & Resorts Limited ("RHR") which it did not already own. Having received valid acceptances of 97.9 %, M & C compulsorily acquired all the remaining shares and will shortly privatise RHR. This provides more flexibility and efficiency in managing RHR's resources and allows a complete integration of its operations with those of the Group.

7.(b) <u>Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results</u>

Not applicable.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

The Directors are of the view that no item, transaction or event of a material and unusual nature has arisen in the interval between six months ended 30 June 2002 and the date of this announcement which would substantially affect the results of the period under review.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

PROPERTY

Sweeping changes to the CPF rules in July 2002 brought some cheer to the property market. The most significant was the liberalisation on the use of CPF for payment of half of the mandatory 20% deposit for residential property purchase. This has lowered the barrier faced by many genuine purchasers. In addition, the housing loan war has brought the interest rate down to another round of record low level at 1.33% per annum. These factors should help to stimulate the residential property market .

Meanwhile, residential prices showed signs of stabilisation with the second quarter price index declining by a marginal 0.8%. We believe that the market has bottomed out in the low-to-mid end segment of the residential sector. Some improvements are expected as the year progresses with the economic growth of Singapore being revised upwards. This outlook assumes that externally, the world economy will not deteriorate and there is no escalation in the Middle East conflicts, and domestically there will not be further price war by developers.

The positive sentiment was echoed by the recent launch of our 274-unit Executive Condominium, The Esparis, where more than 160 units were sold in the first few days. On the back of this success, the Group will launch its Joint Venture project, the 517-unit The Edelweiss this week-end, to be followed by the 280-unit Monterey Park Condominium at the West Coast. In the last quarter of 2002, the Group is expected to launch two more new projects, namely the trendy Singapore River/Mohamed Sultan project, known as The Pier at Robertson, and Savannah Park Condominium in the East.

The office market is expected to face tough challenges for the rest of the year. However, with rather limited supply of new office space coming up in the next 3 years, the situation is expected to improve gradually in line with the recovery of the Singapore economy.

HOTEL

Although the worldwide trading environment remains challenging, M & C is encouraged by its performance in the first half and remains confident that performance in 2002 will be ahead of 2001.

GROUP PROSPECTS

With the recovery in the Singapore economy and better sentiment in the residential property sector as well as the expected improvement in its hotel subsidiary, the Group should remain profitable in the second half of the year.

9. Dividend

(a) Any dividend declared for the present financial period? None

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

	Latest Year (S$'000)	Previous Year (S$'000)
Ordinary	0	0
Preference	0	0
Total:	0	0

(d) Date payable

Not applicable

(e) Books closure date

Not applicable

(f) Any other comments relating to Paragraph 9

NIL

10.(a) Balance sheet

	Group As at 30.6.2002 S$'000	Group As at 31.12.2001 (Restated) S$'000
Non-current assets		
Property, plant and equipment	7,573,758	7,644,405
Investments in associated companies	27,485	29,291
Investments in jointly controlled entities	199,554	210,000
Financial assets	20,009	22,570
Deferred financial charges and intangible assets	19,172	17,146
Other non-current assets	126,047	122,554
Current assets		
Development properties	2,182,572	2,337,014
Consumable stocks	12,109	12,595
Financial assets	29,533	29,253
Trade and other receivables	783,147	748,724
Cash and cash equivalents	590,428	701,780
	3,597,789	**3,829,366**
Less:		
Current liabilities		
Bank overdrafts	4,286	3,606
Trade and other payables	756,963	787,392
Bank loans	287,093	274,223
Current portion of long-term liabilities	676,951	171,660
Bonds and notes - payable within 12 months	155,000	541,400
Employee benefits	5,022	13,567
Provision for taxation	143,280	151,384
Provisions	2,332	1,274
	2,030,927	**1,944,506**
Net current assets	**1,566,862**	**1,884,860**
Less:		
Non-current liabilities		
Interest-bearing loans and other borrowings	3,886,117	4,324,002
Employee benefits	18,987	20,135
Deferred taxation	409,453	372,469
Provisions	9,285	8,605
	4,323,842	**4,725,211**
Less:		
Minority interests	1,467,540	1,471,048
NET ASSETS	**3,741,505**	**3,734,567**
CAPITAL AND RESERVES		
Share capital	400,511	400,511
Reserves	3,340,994	3,334,056
	3,741,505	**3,734,567**

10.(b) Cash flow statement

	Group 30.6.2002 S$'000	Group 30.6.2001 S$'000
Cash flows from operating activities		
Net cash from operating activities	401,201	101,209
Income tax paid	(24,208)	(78,230)
Cash flows from investing activities		
Acquisitions (net of disposal) of property, plant and equipment	(38,813)	(112,109)
Increase in deferred financial charges and intangible assets	(196)	(3,948)
Decrease in investments in jointly controlled entities	4,176	4,492
Decrease in investments	2,116	7,702
Interest received	15,224	29,031
Dividend received	1,155	1,635
Net cash used in investing activities	(16,338)	(73,197)
Cash flows from financing activities		
Net capital contribution from minority shareholders	1,477	2,050
Net (repayment)/ proceeds from issuance of bonds and notes	(286,401)	266,608
Net (decrease)/increase in bank loans and other long-term liabilities	(28,815)	113,965
Dividend paid	(46,860)	(45,358)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(107,741)	(130,443)
Net cash (used in)/generated from financing activities	(468,340)	206,822
Net (decrease)/increase in cash and cash equivalents for the period	(107,685)	156,604
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(4,347)	4,077
Cash and cash equivalents at the beginning of the period	698,174	685,384
Cash and cash equivalents at the end of the period	586,142	846,065

10.(c) Statement of changes in equity

	Group				
	Share capital S$'000	Share premium S$'000	Other reserves S$'000	Retained profits S$'000	Total S$'000
At 1 January 2001, as previously reported	400,511	945,032	211,131	2,314,507	3,871,181
Effects of adopting SAS 10, 12, 17 and 34	-	-	-	(190,014)	(190,014)
At 1 January 2001, restated	400,511	945,032	211,131	2,124,493	3,681,167
Exchange differences arising on consolidation of foreign subsidiaries	-	-	64,915	-	64,915
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	364	-	364
Profit for the period	-	-	-	97,080	97,080
Dividends	-	-	-	(45,358)	(45,358)
At 30 June 2001	400,511	945,032	276,410	2,176,215	3,798,168
Exchange differences arising on consolidation of foreign subsidiaries	-	-	(2,946)	-	(2,946)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	256	-	256
Loss for the period	-	-	-	(60,911)	(60,911)
At 31 December 2001, restated	400,511	945,032	273,720	2,115,304	3,734,567
At 1 January 2002, as previously reported	400,511	945,032	273,720	2,349,957	3,969,220
Effects of adopting SAS 12	-	-	-	(234,653)	(234,653)
At 1 January 2002, restated	400,511	945,032	273,720	2,115,304	3,734,567
Exchange differences arising on consolidation of foreign subsidiaries	-	-	(16,490)	-	(16,490)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	(404)	-	(404)
Profit for the period	-	-	-	70,692	70,692
Dividends	-	-	-	(46,860)	(46,860)
At 30 June 2002	400,511	945,032	256,826	2,139,136	3,741,505

10.(d) Explanatory notes that are material to an understanding of the information provided in 10.(a), (b) and (c) above

. Refer item 13(a) below

11. Details of any changes in the company's issued share capital

There was no change in the company's issued share capital during the first half of the year.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
570,696,000	543,542,000	$264,441,000	$704,903,000

(b) Amount repayable after one year

As at 30/06/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
2,567,518,000	1,274,213,000	$2,861,341,000	$1,436,197,000

(c) Any other comments relating to Paragraph 12

NIL

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

Accounting policies and methods of computation applied in the half year consolidated financial statements are consistent with those applied in the financial statements for the year ended 31 December 2001, except as disclosed in note (a) below.

(a) Adoption of New Accounting Standard

The adoption of SAS 12 (2001) - Income Tax, which has been applied retrospectively, has given rise to adjustments to the opening retained profits at 1 January 2001 and 2002 amounting to $229.2 million and $234.7 million respectively. It also resulted in an additional tax charge of $4.9 million to the profit for the period (2001: $6.0 million). We will continue to review the effect of this change and further adjustments will be disclosed in the subsequent announcement of results.

(b) Commitments

	<--------------- Group	--------------->
	As at 30.6.2002 S$'000	**As at 31.12.2001 S$'000**
1) Development expenditure contracted but not provided for in the financial statements	222,748	201,432
2) Capital expenditure contracted but not provided for in the financial statements	39,298	17,597
3) Commitment in respect of land purchases for which deposits have been paid	-	39,163
4) Non-cancellable operating lease commitments:		
- Within 1 year	22,121	29,804
- After 1 year but within 5 years	81,634	98,256
- After 5 years	402,309	404,991
	506,064	533,051
5) Forward foreign exchange contracts		
- Purchases	-	65,570
- Sales	-	65,379
6) Share of commitments of jointly controlled entities	165,682	24,253
7) Others	354	-

(c) Related Party Transactions

	Group	
	6 months ended 30.6.2002 S$'000	6 months ended 30.6.2001 S$'000
Sale of a property to a fellow subsidiary	800	-
Rental, management and maintenance services received and receivable from:		
- immediate and ultimate holding company	24	9
- fellow subsidiaries	1,201	933
- jointly controlled entities	584	741
	1,809	1,683
Rental, management and maintenance services paid and payable to:		
- fellow subsidiaries	-	140

Rental and maintenance services were charged at rates applicable in the normal course of business of the Group, while the pricing for management services was based on a cost recovery basis.

14. Subsequent Event

On 17 June 2002, M&C Hotels Holdings Limited ("the Offeror"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, made a voluntary unconditional cash offer for all the issued shares in Republic Hotels & Resorts Limited ("RHR") not owned by the Offeror or its subsidiaries at the date of the offer. At that time, the M&C Group owned 84.9% of the shares of RHR. As at the close of the offer on 2 August 2002, the Offeror had received valid acceptances of 97.9% of the issued capital of RHR and on 28 August 2002, the Offeror exercised its right of compulsory acquisition under Section 215 of the Companies' Act to acquire all other issued and fully paid ordinary shares of RHR held by shareholders of RHR who had not validly accepted the offer. The cost of the acquisition to convert RHR into a wholly-owned subsidiary of the M&C Group is $98.2 million. RHR will be delisted from the Official List of the SGX on 2 September 2002.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
30 August 2002